UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Amendment No. 3)

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder)

PEDIATRIC SERVICES OF AMERICA, INC.

(Name of the Issuer)

Pediatric Services of America, Inc.	Portfolio Logic LLC Portfolio Logic Management LLC Pointer Acquisition Co., Inc. Jeffrey D. Zients

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

705323103

(CUSIP Number of Class of Securities)

Pediatric Services of America, Inc. c/o Daniel J. Kohl Chief Executive Officer and President 310 Technology Parkway Norcross, Georgia 30092 (770) 441-1580	Portfolio Logic LLC Portfolio Logic Management LLC Pointer Acquisition Co., Inc. Jeffrey D. Zients 600 New Hampshire Avenue, NW 9th Floor Washington, D.C. 20037 (202) 266-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas Wardell, Esq. McKenna Long & Aldridge LLP 303 Peachtree Street, NE Atlanta, GA 30308 (404) 527-4990	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$111,825,739	$3,433

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined based on the sum of (A) $105,381,169 (6,484,995 shares of common stock outstanding on May 18, 2007 that are not owned by Portfolio Logic LLC and its affiliates multiplied by $16.25) and (B) $6,444,570 (976,450 shares of common stock issuable upon the exercise of in-the-money options multiplied by $6.60, the difference between $16.25 and $9.65, the weighted-average exercise price of in-the-money options) (such sum, the “Total Consideration”).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0000307 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$3,433

Form or Registration No.:	Preliminary Schedule 14A

Filing Party:	Pediatric Services of America, Inc.

Date Filed:	May 25, 2007

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), amends and restates the Schedule 13E-3 filed on May 25, 2007, as amended and restated by Amendment No. 1 thereto filed on July 3, 2007 and Amendment No. 2 thereto filed on July 19, 2007 and is being filed by (1) Pediatric Services of America, Inc., a Delaware corporation (“PSA” or the “Company”), the issuer of the PSA common stock, $.01 par value, that is subject to the Rule 13e-3 transaction, (2) Portfolio Logic LLC (“Portfolio Logic”), a Delaware limited liability company, (3) Portfolio Logic Management LLC, a Delaware limited liability company that is the manager of Portfolio Logic, (4) Mr. Jeffrey Zients, who is the managing member of Portfolio Logic Management LLC, and (5) Pointer Acquisition Co., Inc. (“Merger Sub”), a Delaware corporation that is a wholly-owned subsidiary of Portfolio Logic. PSA, Portfolio Logic, Merger Sub, Portfolio Logic Management LLC and Mr. Zients are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger dated as of April 25, 2007, by and among PSA, Portfolio Logic and Merger Sub (the “Merger Agreement”) and the merger contemplated thereby (the “Merger”).

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to the closing of the Merger are satisfied or waived, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, (a) each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Portfolio Logic and its subsidiaries (or by stockholders who are entitled to and who properly exercise their statutory appraisal rights under Delaware law) will be converted into the right to receive $16.25 in cash, without interest, and (b) each outstanding option to purchase shares of Company common stock granted under any of the Company’s option plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive a cash payment equal to the number of shares of PSA common stock underlying such option multiplied by the amount (if any) by which $16.25 exceeds the option exercise price, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Transaction Statement, PSA is filing with the Securities and Exchange Commission a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement, and pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The approval and adoption of the Merger Agreement requires the affirmative vote of at least a majority of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company. The Proxy Statement is attached hereto as Exhibit (a)(3) and the Merger Agreement is filed as Annex A to Exhibit (a)(3).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that PSA is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Pediatric Services of America, Inc.

310 Technology Parkway

Norcross, Georgia 30092

(770) 441-1580

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Shares Outstanding and Entitled to Vote”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Market for Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding PSA—Prior Purchases and Sales of PSA Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Important Information Regarding the Portfolio Logic Parties”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding PSA”

“Important Information Regarding the Portfolio Logic Parties”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding PSA—Directors and Executive Officers”

“Important Information Regarding the Portfolio Logic Parties”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1) Material Terms—Tender Offers. Not applicable.

(a)(2) Material Terms—Mergers.

(i) Transaction Description. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(ii) Consideration. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Treatment of Outstanding Options”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Treatment of Stock and Options”

(iii) Reasons for the Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“Summary Term Sheet—Record Date”

“Summary Term Sheet—Required Vote”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Shares Outstanding and Entitled to Vote”

“The Special Meeting—Quorum; Votes Required”

(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(vi) Accounting Treatment. Not material.

(vii) Federal Income Tax Consequences. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Material United States Federal Income Tax Consequences”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Rights of Appraisal”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

Annex A—Agreement and Plan of Merger

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. None.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement—Treatment of Stock and Options”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Proposal”

“Summary Term Sheet—Effects of the Merger”

“Summary Term Sheet—Interests of PSA’s Directors and Officers in the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“Summary Term Sheet—Record Date”

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“The Special Meeting—Record Date, Shares Outstanding and Entitled to Vote”

“The Special Meeting—Quorum; Votes Required”

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction. All directors who are not employees of the Company retained an unaffiliated representative, Raymond James & Associates, Inc. (“Raymond James”), to prepare a report concerning the fairness of the transaction. See Item 9(a)-(b) below. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal. As referenced in Item 8(d) above, the special committee of the Company’s board of directors (comprised of all of the non-employee directors serving on the board) retained Raymond James to act as financial advisor and the board of directors of the Company retained Raymond James to prepare a fairness opinion. Raymond James’s fairness opinion addressed to the board of directors of the Company, dated April 25, 2007, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference. Additionally, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of PSA’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Annex B—Opinion of Raymond James & Associates, Inc.

(c) Availability of Documents. The materials referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company’s common stock or a representative of such holder as so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—What We Need to Do to Complete the Merger”

“Summary Term Sheet—Regulatory Approvals That Must be Obtained”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Quorum; Votes Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

“Special Factors—Background of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Plans for PSA After the Merger”

“Other Important Information Regarding PSA—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding PSA—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding PSA—Prior Purchases and Sales of PSA Common Stock”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of PSA’s Directors and Officers in the Merger”

“Summary Term Sheet—Share Ownership of Directors and Executive Officers”

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

“Special Factors—Plans for PSA After the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—The Portfolio Logic Parties’ Purpose and Reasons for the Merger”

“Special Factors—The Position of the Portfolio Logic Parties as to the Fairness of the Merger”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Statements. The audited financial statements set forth in the Company’s Annual Report on Form 10-K/A for the year ended September 30, 2006, and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly periods ended December 31, 2006 and March 31, 2007, and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Other Important Information Regarding PSA—Selected Historical Consolidated Financial Information”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Our Position as to the Fairness of the Merger; Board Recommendation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Our Purposes and Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing for the Merger; Source and Amount of Funds”

Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of Our Board of Directors; Fairness of the Merger”

“Special Factors—Interests of PSA’s Directors and Officers in the Merger”

“Special Factors—Source and Amount of Funds; Financing for the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Pediatric Services of America, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(a)(2)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(a)(3)	The Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(c)(1)	Fairness Opinion of Raymond James & Associates, Inc., dated April 25, 2007, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(c)(2)	Presentation of Raymond James & Associates, Inc. to the Board of Directors of Pediatric Services of America, Inc. dated April 23, 2007

(d)(1)

Agreement and Plan of Merger, dated April 25, 2007 among Pediatric Services of America, Inc., Portfolio Logic LLC and Pointer Acquisition Co., Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

(d)(2)	First Amendment to Standstill Agreement, dated April 29, 2007, among Pediatric Services of America, Inc., David Nierenberg, The D3 Family Fund, L.P., The DIII Offshore Fund, L.P., The D3 Family Bulldog Fund, L.P., Nierenberg Investment Management Company, and Nierenberg Management Offshore, Inc., incorporated herein by reference to Exhibit 8.1 of the Form 8-K filed by Pediatric Services of America with the Securities and Exchange Commission on May 1, 2007

(d)(3)	Memorandum of Understanding dated May 25, 2007 between Portfolio Logic LLC, The D3 Family Fund, L.P., The DIII Offshore Fund LLC, The D3 Family Bulldog Fund L.P., Nierenberg Investment Management Company, Inc., Nierenberg Investment Offshore Inc., and David Nierenberg, incorporated herein by reference to Amendment No. 7 to Schedule 13D filed by Portfolio Logic LLC with the Securities and Exchange Commission on May 25, 2007

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Pediatric Services of America, Inc. with the Securities and Exchange Commission on July 27, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PEDIATRIC SERVICES OF AMERICA, INC.

Dated: July 27, 2007	By:	/s/ Daniel J. Kohl
Name: Daniel J. Kohl
Title: Chief Executive Officer

PORTFOLIO LOGIC LLC

Dated: July 27, 2007	By:	Portfolio Logic Management LLC, its Manager

	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

PORTFOLIO LOGIC MANAGEMENT LLC

Dated: July 27, 2007	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: Manager

POINTER ACQUISITION CO., INC.

Dated: July 27, 2007	By:	/s/ Jeffrey D. Zients
Name: Jeffrey D. Zients
Title: President and Treasurer

JEFFREY D. ZIENTS

Dated: July 27, 2007	/s/ Jeffrey D. Zients